UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 9, 2014, entitled " Notifiable trading ".

Notifiable trading

The following primary insiders have on 8 May acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at a share price of NOK 185.20 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20 – 30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	Acquired shares	New shares holding
Bacher, Lars Christian	2,114	21,704
Dodson, Timothy	2,297	23,363
Gjærum, Reidar	1,255	21,208
Hilland, Jannicke	1,124	10,782
Hovden, Magne Andre	1,167	8,905
Klouman, Hans Henrik	2,402	19,183
Knight, John Nicholas	9,525	69,842
Lund, Helge	5,493	67,336
Nafstad, Hilde Merete	916	6,361
Nylund, Arne Sigve	2,074	6,859
Reitan, Torgrim	2,179	23,460
Skeie, Svein	1,023	17,609
Sætre, Eldar	2,456	28,666
Øvrum, Margareth	2,481	36,439

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated shares on 8 May 2014, at an average price of USD 26.56:

Name	Allocated shares*	New share holding*
Maloney, William	528.170103	42,888.776024

*American Depositary Receipts (ADR)

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 9, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer